FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	News Release dated April 21, 2009, "CN board selects Claude Mongeau to succeed E. Hunter Harrison as president and chief executive officer effective Jan. 1, 2010".

Item 1

North America’s Railroad

NEWS RELEASE

CN board selects Claude Mongeau to succeed E. Hunter Harrison as president and chief executive officer effective Jan. 1, 2010

CALGARY, April 21, 2009 — David G. A. McLean, chairman of the board of directors of CN (TSX: CNR)(NYSE: CNI), announced today the board’s selection of Claude Mongeau to succeed E. Hunter Harrison as president and chief executive officer of the company at the end of 2009.

Mongeau, 47, currently CN’s executive vice-president and chief financial officer, has held successively senior positions since joining the company in 1994.

McLean said: “CN’s board of directors is delighted to announce the selection of Claude Mongeau. The board thoroughly reviewed the company’s future strategic priorities and the skills and attributes required of our new CEO. We are confident that Claude is the best candidate to build on the successes achieved to date.

“Claude is an exceptional executive and leader. He is one of the architects of CN’s industry-leading financial performance and the key strategist behind the highly successful rail acquisitions that have grown CN’s reach throughout North America and made it a key industry player. He has a keen appreciation of the power of CN’s unique business model – Precision Railroading – and will be supported by an outstanding team of railroaders.”

Mongeau said: “I deeply appreciate the board’s confidence and I look forward to leading CN. I am excited about the company’s future and firmly believe market trends strongly favour the growth of rail transportation. CN is superbly positioned for the future, thanks to the work of Hunter Harrison and our executive team, and I am committed to fulfilling that potential by continuing to drive innovation, greater efficiency and better service for our customers.”

Harrison, 64, became CN’s president and chief executive on Jan. 1, 2003. Prior to that he served as CN’s executive vice-president and chief operating officer. Harrison has received numerous accolades, including Railroader of the Year by Railway Age magazine and Canada’s CEO of the Year by Report on Business magazine.

McLean said: “Hunter is a seminal figure in the railroad business, with his ground- breaking Precision Railroading operating model that’s driven significant efficiency gains and shareholder value at CN. He has provided outstanding leadership and service at CN, leading to the creation of a great North American railroad and grooming an excellent successor. Hunter also devoted countless hours to training the next generation of great railroaders at CN. Today’s announcement begins an orderly period of leadership transition at CN that will maintain CN’s position as an industry leader in creating value for customers and shareholders.”

Harrison said: “Claude is a key member of my management team at CN, and I have the greatest confidence in his abilities. I’ve worked very closely with him on every aspect of the business. Over the next few months Claude and I will work very closely together to ensure a seamless transition at year-end.”

As executive vice-president and chief financial officer, Mongeau has led CN's strategic planning process and is responsible for the overall financial management of CN, as well as the information technology function.

In 1997, the Financial Post Magazine named Mongeau one of Canada’s top 40 executives under 40 years of age. In 2005, he was selected Canada's CFO of the Year by an independent committee of prominent Canadian business leaders.

Forward-Looking Statements

This news release contains forward-looking statements. CN cautions that, by their nature, forward -looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward -looking statements. Important factors that could cause such differences include, but a re not limited to, the effects of adverse general economic and business conditions, including the current deep recession in the North American economy and the possibility of a global economic contraction in 2009, industry competition, inflation, currency fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risks.

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca

Contacts:

Media	Investors
Mark Hallman	Robert Noorigian
Director,	Vice-President,
Communications	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: April 21, 2009	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel